SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Capital Lease Funding, Inc.
(Name of Issuer)

Common stock, $.01 par value per share
(Title of Class of Securities)

140288 10 1
(CUSIP Number)

September 7, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion CLF LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO

Page 2 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Partners II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

Page 3 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Ventures II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

Page 4 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hyperion Funding II Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 100
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 100
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0004% (based on 27,868,480 shares of common stock of the issuer outstanding as of June 30, 2005)
12.	TYPE OF REPORTING PERSON CO

Page 5 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lewis S. Ranieri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5.	SOLE VOTING POWER 49,139
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 510,226 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 49,139
PERSON WITH	8.	SHARED DISPOSITIVE POWER 510,226 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,365
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% (based on 27,868,480 shares of common stock of the issuer outstanding as of June 30, 2005)
12.	TYPE OF REPORTING PERSON IN

(1) 510,126 shares held solely in his capacity as managing member of, and sole capital contributor to, LSR Capital CLF LLC. 100 shares held solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp. Mr. Ranieri disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Page 6 of 15 Pages

CUSIP NO. 140288 10 1	13G	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scott A. Shay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5.	SOLE VOTING POWER 2,140
SHARES BENEFICIALLY	6.	SHARED VOTING POWER 100 (1)
OWNED BY EACH REPORTING	7.	SOLE DISPOSITIVE POWER 2,140
PERSON WITH	8.	SHARED DISPOSITIVE POWER 100 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,240
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .01% (based on 27,868,480 shares of common stock of the issuer outstanding as of June 30, 2005)
12.	TYPE OF REPORTING PERSON IN

(1) Shares held solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp. Mr. Shay disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Page 7 of 15 Pages

Item 1(a). Name of Issuer:

Capital Lease Funding Inc., a Maryland corporation (“CLF”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

110 Maiden Lane, New York, NY 10005.

Item 2(a). Name of Person Filing:

This schedule is being filed by Hyperion CLF LLC (“Hyperion”), Hyperion Partners II L.P. (the “Fund”), Hyperion Ventures II L.P. (the “General Partner”), Hyperion Funding II Corp. (“Funding”), Lewis S. Ranieri (“LSR”) and Scott A. Shay (“SAS”). Hyperion, the Fund, the General Partner, Funding, LSR and SAS are each individually referred to herein as a Reporting Person and collectively as the Reporting Persons.

The Fund is the sole member of Hyperion. The General Partner is the sole partner of the Fund. Funding is the sole general partner of the General Partner. LSR and SAS are control persons of Funding.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 50 Charles Lindbergh Boulevard, Suite 500, Uniondale, New York, NY 11553.

Item 2(c). Citizenship:

Hyperion is a Delaware limited liability company. Each of the Fund and the General Partner are Delaware limited partnerships. Funding is a Delaware corporation. Each of LSR and SAS is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Common stock, $.01 par value per share.

Item 2(e). CUSIP Number:

140288 10 1

Item 3. This Statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4. Ownership.

On May 27, 2005, Hyperion sold 1,295,566 shares of CLF common stock. On September 7, 2005, Hyperion distributed (the “Distribution”) 1,000,000 shares of CLF common stock to the partners of the Fund.

As a result, Hyperion is no longer the beneficial owner of any shares of CLF common stock, and the Fund, the General Partner, Funding, LSR and SAS no longer beneficially own any shares by virtue of their respective interests in Hyperion. Funding, LSR and SAS received 100, 24,139 and 2,140 shares of CLF common stock, respectively, in the Distribution, representing, in each case, their pecuniary interest in the shares previously owned by Hyperion.

Page 8 of 15 Pages

The Reporting Persons are making this filing on a voluntary basis to report that they have ceased to be the beneficial owner of more than five percent of the class of securities in Item 2(d).

LSR Capital CLF LLC (“LSR Capital”) is the beneficial owner of 510,126 shares of CLF common stock. LSR may, by reason of his status as managing member of, and sole capital contributor to, LSR Capital, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the shares of CLF of which LSR Capital possesses beneficial ownership. LSR disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

LSR is the chairman of the board of directors of CLF and is the beneficial owner of 25,000 shares of CLF common stock awarded to him upon completion of CLF’s initial public offering on March 24, 2004.

With respect to Hyperion:

(a)	Amount beneficially owned: 0.

(b)	Percent of class: 0.0%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

With respect to the Fund:

(a)	Amount beneficially owned: 0.

(b)	Percent of class: 0.0%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Page 9 of 15 Pages

With respect to the General Partner:

(a)	Amount beneficially owned: 0.

(b)	Percent of class: 0.0%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

With respect to Funding:

(a)	Amount beneficially owned: 100.

(b)	Percent of class: 0.0004% (based on 27,868,480 shares of common stock of the issuer outstanding as of June 30, 2005).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 100.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 100.

(iv)	Shared power to dispose or to direct the disposition of: 0.

With respect to LSR:

(a)	Amount beneficially owned: 559,365.

(b)	Percent of class: 2.0% (based on 27,868,480 shares of common stock of CLF outstanding as of June 30, 2005).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 49,139.

(ii)	Shared power to vote or to direct the vote: 510,226. (1)

(iii)	Sole power to dispose or to direct the disposition of: 49,139.

(iv)	Shared power to dispose or to direct the disposition of: 510,226. (1)

(1) 510,126 shares held solely in his capacity as managing member of, and sole capital contributor to, LSR Capital CLF LLC. 100 shares held solely in his capacity as Chairman and President, director and shareholder of Hyperion Funding II Corp. LSR disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Page 10 of 15 Pages

With respect to SAS:

(a)	Amount beneficially owned: 2,240.

(b)	Percent of class: .01% (based on 27,868,480 shares of common stock of CLF outstanding as of June 30, 2005)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,140.

(ii)	Shared power to vote or to direct the vote: 100. (1)

(iii)	Sole power to dispose or to direct the disposition of: 2,140.

(iv)	Shared power to dispose or to direct the disposition of: 100. (1)

(1) Shares held solely in his capacity as Executive Vice President and Assistant Secretary, director and shareholder of Hyperion Funding II Corp. Mr. Shay disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As discussed above, LSR Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 510,126 shares of CLF common stock that may be deemed to be beneficially owned by LSR (1.8% of the class based on 27,868,480 shares of CLF common stock outstanding as of June 30, 2005). With the exception of the foregoing, no person other than the Reporting Persons is known to currently have the right to receive or the power to direct the receipts from, or the proceeds from the sale of, the shares of CLF common stock reported hereunder; however, certain persons having a profits interest in LSR Capital may, under certain conditions, have a right to a portion of such proceeds.

Item7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Page 11 of 15 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2005

HYPERION CLF LLC

	By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

HYPERION PARTNERS II L.P.

By:	Hyperion Ventures II L.P.,
its general partner
By: Hyperion Funding II Corp.,
its general partner

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

HYPERION VENTURES II L.P.

By:	Hyperion Funding II Corp.
its general partner

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

HYPERION FUNDING II CORP.

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

/s/ Lewis S. Ranieri
Lewis S. Ranieri

/s/ Scott A. Shay
Scott A. Shay

Page 13 of 15 Pages

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: September 8, 2005

HYPERION CLF LLC

	By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

HYPERION PARTNERS II L.P.

By:	Hyperion Ventures II L.P.,
its general partner
By: Hyperion Funding II Corp.,
its general partner

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

HYPERION VENTURES II L.P.

By:	Hyperion Funding II Corp.
its general partner

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

Page 14 of 15 Pages

HYPERION FUNDING II CORP.

By:	/s/ Scott A. Shay
Name: Scott A. Shay
Title: Executive Vice President

/s/ Lewis S. Ranieri
Lewis S. Ranieri

/s/ Scott A. Shay
Scott A. Shay

Page 15 of 15 Pages